CLOVER HEALTH INVESTMENTS, CORP.

725 Cool Springs Blvd, Suite 320

Franklin, Tennessee 37067

January 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Julia Griffith

Re:	Clover Health Investments, Corp.
Registration Statement on Form S-1
File No. 333-252073

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clover Health Investments, Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on January 27, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Niki Fang of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Niki Fang of Orrick, Herrington & Sutcliffe LLP at (415) 773-5540.

Very truly yours, CLOVER HEALTH INVESTMENTS, CORP.

By:	/s/ Gia Lee
Name:	Gia Lee
Title:	General Counsel and Corporate Secretary

cc:	Vivek Garipalli, Clover Health Investments, Corp.
Stephen Thau, Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP